Exhibit 4(f)
Employment contract between the Company and Mr. T.W.H.P. van Deursen

Employment contract between the Company
and Mr. T.W.H.P. van Deursen
The following contract is the employment contract of Mr. T.W.H.P. van Deursen, containing the terms and conditions of his employment with effect from April 1, 2006 subject to appointment by the General Meeting of Shareholders of the Company.
1. Commencement of employment
You will enter the employment of Royal Philips Electronics as a member of the Board of Management with effect from April 1, 2006 subject to appointment by the General Meeting of Shareholders of the Company.
The Supervisory Board undertakes to submit to the General Meeting of Shareholders to be held on March 30, 2006 a proposal for your appointment as a member of the Board of Management and Executive Vice-President of Royal Philips Electronics as of April 1, 2006.
The Contract of Employment between you and Royal Philips Electronics, dated March 20, 2003 will cease to exist as of April 1, 2006.
The terms and conditions stated in this letter agreement and its annexes replace all terms and conditions laid down in previous employment agreements and all oral and written understandings reached with you and any company belonging to the Philips Group.
2. Duration of employment
A.	The contract of employment (hereinafter referred to as the “Contract”) with the Company connected with your membership of the Board of Management shall be entered into for a period of two years commencing on April 1, 2006 and shall terminate ipso jure, without any notice being required, on April 1, 2008.
B.	No later than six months before April 1, 2008 the parties will discuss a possible extension of the Contract.
C.	Both parties shall have the right to terminate this agreement before April 1, 2008 or before any later expiration date as indicated above against the end of a calendar month. In this respect, you will adhere to a written notice period of three months and the Company will give no less than six months prior written notice.
D.	If the Contract is terminated at the request of the Company before April 1, 2008, or before any other expiration date if the Contract has been renewed, other than for a compelling reason (‘dringende reden’), within the meaning of Dutch labour law, we agree with you already now that in that case you shall be entitled to an once-only payment by way of

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compensation in the amount of one month of salary as mentioned in paragraph 3 for every full year of service within the Philips Group, provided that the maximum is the lower of (a) twelve months, and (b) the number of months to serve before April 1, 2008. You shall not be entitled to such payment if the Contract is terminated immediately following a period in which the Company made industrial disability payments to you under paragraph 11. If the maximum of one year’s salary would be manifestly unreasonable if the Contract is terminated before April 1, 2008, you shall be eligible for a once-only payment not exceeding twice your annual salary as mentioned in paragraph 3.

E.	In case of termination of the Contract you will resign ultimately per the effective date of the termination of the Contract as member of the Board of Management.
3. Salary
Your annual salary as of April 1, 2006 shall amount to EUR 550,000 (gross), which amount includes mandatory holiday allowances, to be paid in twelve monthly instalments. Annual review and subsequent upwards adjustment, if any, of your annual salary, will be determined at the discretion of the Supervisory Board of the Company on the proposal of the Remuneration Committee of the Supervisory Board (hereinafter also referred to as “the Remuneration Committee”).You shall be informed in writing, on behalf of the Supervisory Board, of any salary increases awarded to you in this way. Only salary increases determined and approved by the Supervisory Board will replace the salary amount mentioned above.
4. Annual Incentive
In addition to the salary referred to under paragraph 3, you shall be eligible each year for an annual incentive. This incentive shall be determined annually by the Supervisory Board on the advice of the Remuneration Committee.
The annual incentive to be awarded relates to the preceding financial year and is based on criteria to be determined annually. you shall be notified in writing of these annual incentive targets.
The on-target (= 100% score) annual incentive amount to be realized by you is currently set by the Supervisory Board at 60% of your annual salary as mentioned under paragraph 3. It can become 90% of your annual salary if the stretch targets are realized (=150% score).The actual pay out of the annual incentive is determined by multiplying the annual incentive score by the Group Incentive Multiplier (varies from 0.8 to 1.2), which is based on the financial annual incentive target Economic Profit Realized of the Philips Group. So the overall maximum annual incentive amount to be realized can be 108% of your annual salary.
5. Long Term Incentive Plan
The Supervisory Board, within the framework approved by the Company’s General Meeting of Shareholders and on the advice of the Remuneration Committee, can decide by discretion to grant Royal Philips Electronics restricted share rights, stock options and/or other equity related incentives to members of the Board of Management on a year-to-year basis. The conditions of such incentives, if any, are also approved by the General Meeting of Shareholders and may be changed on a yearly basis.

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As a member of the Board of Management you are in principle eligible to participate in such plan. For the year 2006 you will be granted 10,000 restricted share rights and 30,000 stock options under the April grant.
For the period you will be a member of the Board of Management you will not be eligible to participate in any other Philips share purchase or equity related scheme than approved by the Supervisory Board for members of the Board of Management.
The Long Term Incentive Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, all restricted share rights shall be retained for a period of at least five years or until at least the end of employment, if this period is shorter. The same applies for restricted share rights granted before the starting date of this Contract.
6. Pension Rights
You are entitled to a pension in conformity with the conditions contained in the Pension Regulations of the Stichting Philips Pensioenfonds, subject to the following deviations:
•	the gross pensionable salary as of April 1, 2006 will be set at EUR 480,000. The 10% increase in the gross basis and eventual allowances as laid down in article 3. of the pension regulations of the “Stichting Philips Pensioenfonds” do not apply to members of the Board of Management;
•	the pension basis is found by deducting from the gross basis such part of the members’ income as is deemed per April 1 to be covered by statutory pension provisions, the so-called franchise;
•	with reference to the supplementary pension arrangement laid down in our letter of November 22,1999, for you the gross basis as laid down in article 3. of the pension regulations of the “Stichting Philips Pensioenfonds” is your annual gross salary increased by 10%.
For further information, please refer to Annex A.
7. Company Car
You are entitled to a leased company car according to the conditions valid for Philips Executives. In principle, a personal contribution is not required if the monthly lease price does not exceed the standard lease price of EUR 2,475 excl. VAT at the moment of ordering of the lease car. In case the monthly lease price exceeds the standard lease price of EUR 2,475, a personal contribution for the private use of the car has to be paid. You are not entitled to conclude a new lease agreement before the expiration date of the present lease agreement. Your current personal contribution – if any – will be recalculated.
8. Allowances
•	For business entertainment expenses:
With respect to your position within the Company you are be eligible for a fixed allowance for business expenses. Currently the tax-free allowance in your case is EUR 23,920 per annum. This sum is meant to enable you amongst others to recoup the expenses you incur in entertaining guests on behalf of the Company.

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•	For the use of a home for representative purposes:
Members of the Board of Management are be eligible for a fixed allowance of Euro 6,800 tax-free to cover use of their own home for representative purposes.
The above-mentioned allowances will be paid at the end of each quarter.
Parties agree that changes in fiscal legislation could make it necessary or desirable for the Company to change the above arrangements.
9. Senior Executive Ambassador Program
You are invited to participate in the Senior Executive Ambassador Program to use Philips products that will be made available to you at your home.
10. Insurances
•	Accident insurance
You will be covered by a 24-hours accident insurance policy. The maximum sum insured is three times your gross annual salary as mentioned under paragraph 3. Details of this arrangement are given in Annex B.

•	Directors and Officers Liability Insurance
You will be covered by a Directors and Officers liability insurance with regard to “wrongful acts”.As of the date hereof, under the terms of the policy,“wrongful acts” include any actual or alleged breach of trust, breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully committed by the Assured or any matter claimed against them solely by reason of their being a member of the Board of Management.
11. Industrial disability
The present Company policy for Executives with regard to industrial disability is that for a maximum period of three years from the start of disablement, but at the very latest up to the end of the Contract, the balance between your annual salary, as stated in paragraph 3, at the start of the total disability and the aggregate amount of any statutory allowance distributed because of your total disablement together with possible allowances distributed for the same reason by “Stichting Philips Pensioenfonds” as referred to in paragraph 6 of this letter, will - subject to your compliance with the Company’s directives - be paid by the Company.
The Company shall not be bound by the aforesaid obligation if you have a claim against third parties in respect of your disablement. Upon surrender to the Company of such claim - in so far as it relates to loss of salary - an amount equal to the aforesaid balance shall - but for no longer than the period stated in the foregoing paragraph - be paid by the Company in advance.
However, should this policy change, the new policy will apply in full to you. No concessions will be made if the new policy is less favorable than the present policy.

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12. Holidays
The holiday entitlement for members of the Board of Management is 25 working days per calendar year.
13. Rules governing Internal and External directorships
For the rules with respect to directorships, which may be amended from time to time, we refer to Annex C.
14. Rules of conduct with respect to inside information
The Philips’ Rules of Conduct with respect to inside information, which may be amended from time to time, are applicable to you (Annex D). The Compliance Officer with respect to inside information will contact you, as you are designated as “Qualified Insider”.
15. General Terms of Employment of Philips
Annex E contains the General Terms of Employment of the Philips Group, which also apply to you.
As evidence of your approval of the contents of the General Terms of Employment, Annex E will be signed by you.
16. General Business Principles
For the General Business Principles, which apply to you, we refer to Annex F-1. In Annexes F-2 and F-3 you will find the Financial Code of Ethics and the Purchasing Code of Ethics, which are applicable to you.
17. Personnel Registration
Your data will be recorded in one or more personnel registration systems.
18. Applicable law
All terms of the Employment and this Contract are governed by the laws of the Netherlands.
Parties agree that all the above compensation elements are subject to the corporate governance framework applicable to members of the Board of Management and can be changed, abolished or replaced by other elements at any time at the sole discretion of the Supervisory Board of the Company.
If you agree to these proposals, you are requested to sign both the enclosed copy of this letter and Annex E and return them to [contact detail ommitted], Secretary Remuneration Committee, Royal Philips Electronics, HBT 10.19, P.O. Box 77900, 1070 MX Amsterdam, the Netherlands.

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Needless to say, you may contact [contact detail ommitted] if you require further information about these arrangements.
Looking forward to receiving your reply, I remain

With kind regards,	Agreed and signed:

W. de Kleuver	T.W.H.P. van Deursen
(Chairman Supervisory Board)

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Enclosures
Annex A – Pension Plan
Annex B – Accident Insurance
Annex C – Rules Governing Internal and External Directorships
Annex D – Rules of Conduct with respect to Inside Information
Annex E – Philips General Terms of Employment
Annex F – General Business Principles, Financial Code of Ethics and Purchasing Code of Ethics